SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the fiscal year ended December 31, 2007

OR

☐                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the transition period from            to

Commission file number            333-135893

Burlington Northern Santa Fe
Investment and Retirement Plan
(Full title of the Plan and the address of the Plan, if different from that of the issuer named below.)

BURLINGTON NORTHERN SANTA FE CORPORATION
2650 Lou Menk Drive
Fort Worth, Texas 76131-2830

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

BURLINGTON NORTHERN SANTA FE
INVESTMENT AND RETIREMENT PLAN

Page Number

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits
As of December 31, 2007 and 2006	2

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2007	3

Notes to Financial Statements	4

Additional Information: *

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2007	12

* All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable or the information required therein has been included in the financial statements or notes hereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Burlington Northern Santa Fe Investment and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Burlington Northern Santa Fe Investment and Retirement Plan as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Burlington Northern Santa Fe Investment and Retirement Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Whitley Penn LLP

Fort Worth, Texas
June 30, 2008

BURLINGTON NORTHERN SANTA FE
INVESTMENT AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	As of December 31,
	2007		2006

ASSETS
Investments, at fair value:
Investment in BNSF 401(k) Plans Master Trust (Note 3)	$1,138,626	*	$1,094,845	*
Participant loans	19,174		18,368
Total assets	1,157,800		1,113,213

LIABILITIES
Contributions owed to participants	54		588

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,157,746		1,112,625

Adjustment from fair value to contract value for interest in BNSF 401(k) Plans Master Trust relating to fully benefit-responsive investment contracts (Note 3)	(2,225)		2,539

NET ASSETS AVAILABLE FOR BENEFITS	$1,155,521		$1,115,164
_________________________________________________
* Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of the financial statements.

BURLINGTON NORTHERN SANTA FE
INVESTMENT AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

Year Ended December 31,
2007

Additions to net assets:
Investment income:
Plan interest in BNSF 401(k) Plans Master Trust investment appreciation	$94,184
Interest income from participant loans	1,387
Total investment income	95,571
Contributions:
Employer	20,955
Participant	45,988
Total contributions	66,943

Asset transfers from other plans, net	811
Total additions to net assets	163,325

Deductions from net assets:
Benefit payments to participants	122,885
Administrative expenses (Note 4)	83
Total deductions from net assets	122,968

Net increase in net assets	40,357

Net assets available for benefits:
Beginning of year	1,115,164

End of year	$1,155,521

The accompanying notes are an integral part of the financial statements.

BURLINGTON NORTHERN SANTA FE
INVESTMENT AND RETIREMENT PLAN

Notes to Financial Statements

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of the Burlington Northern Santa Fe Investment and Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The purpose of the Plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), is to offer eligible employees of Burlington Northern Santa Fe Corporation and certain affiliated companies (BNSF or the Company) an opportunity to invest a portion of their income on a regular basis through payroll deductions. These amounts, supplemented by the Company’s matching contributions, may be invested at the participant’s direction in various investment funds.

Administration

The Plan is administered by BNSF Vice President - Human Resources and Medical.  Vanguard Fiduciary Trust Company (the Trustee) is responsible for the custody and management of the Plan’s assets, and an affiliate of the Trustee provides recordkeeping services to the Plan. The Company’s Employee Benefits Committee (the EBC) is responsible for appointing and removing the Trustee, specifying the investment options (if not otherwise mandated by the Plan) available under the Plan and reviewing benefit claims appeals.

Master Trust

The Plan participates in the BNSF 401(k) Plans Master Trust (the Master Trust) and, along with the BNSF Railway Company Non-Salaried Employees 401(k) Retirement Plan (the Non-Salaried Plan), owns a percentage of the assets in the Master Trust.

Eligibility

Any salaried employee, except a non-resident alien, of the Company or of certain affiliated companies, who is not subject to a collective bargaining agreement, is eligible to participate in the Plan on the first of the month following 30 days of compensated service with the Company.

Eligible employees may become participants in the Plan by authorizing regular payroll deductions and designating an allocation method for such deductions.

Contributions

Compensation, as generally defined under the Plan, is the total of base salary, commissions and bonuses. The Plan provides that the annual compensation of each employee taken into account under the Plan for any year may not exceed a limitation pursuant to requirements of the Internal Revenue Code (IRC). During 2007, the limitation was $225 thousand.

The maximum limitation on total before-tax and after-tax employee contributions is 25% of a participant’s base salary, commissions and Incentive Compensation Plan bonus award with separate elections for each, not to exceed certain limits as described in the Plan document.  All employee-elected contributions are made by means of regular payroll deductions.

BURLINGTON NORTHERN SANTA FE
INVESTMENT AND RETIREMENT PLAN

Notes to Financial Statements (Continued)

The Company matches 50% of the first 6% of employee-elected pre-tax contributions for each pay period. Company matching contributions are made in cash, as soon as practicable after the end of each pay period, within ERISA regulated limitations. The Company may make an additional matching contribution of up to 30% of the first 6% of employee-elected before-tax contributions for each pay period depending on BNSF’s performance.

During the 2007 Plan year, in accordance with the provisions of the IRC, no participant could elect more than $20.5 thousand in before-tax contributions, which includes a $5 thousand limit for catch-up contributions for participants 50 years of age or older before the close of the Plan year. The limitation does not include the Company’s matching contributions. In addition, the Plan provides that annual contributions for highly-compensated employees (as defined by the IRC) may be limited based on the average rate of contributions for lower-compensated employees. In no event may the total of employee-elected pre-tax contributions, employee after-tax contributions, and the Company’s matching contributions exceed the lesser of $45 thousand or 100% of a participant’s compensation, as defined in Treasury Regulation Section 1.415-2(d), for any participant in a calendar year, subject to certain cost-of-living adjustments. Contributions with respect to any participant may be further reduced to the extent necessary to prevent disqualification of the Plan under Section 415 of the IRC, which imposes additional limitations on contributions and benefits with regard to employees who participate in other qualified plans.

Participant Accounts

Each participant’s account is credited with the participant’s elective contributions, BNSF’s matching contributions, interest, dividends and gains and losses attributable to such contributions. The benefit to which a participant is entitled is limited to the participant’s vested account balance.

Participants may direct the investment of their account balances into various investment options offered by the Plan. The Plan offers one BNSF common stock fund, nineteen mutual funds and a guaranteed investment contract (GIC) stable value fund as investment options for participants, all of which are held by the Master Trust.

Participants may allocate both elective and employer matching contributions to any or all of the investment options in multiples of 1%. Participants may reallocate amounts from one investment option to another on a daily basis within certain guidelines as described in the Plan document and the relevant investment prospectus.

Vesting

Participants are immediately vested in their elective contributions plus any income or loss thereon.  Company matching contributions become fully vested in accordance with the following schedule:

        Number of Years of Vesting Service*                                                                                 Vested Percentage

        Less than 1 year                                             0%
        1 year but less than 2 years                                                                                                               20%
        2 years but less than 3 years                                                                                                             40%
        3 years but less than 4 years                                                                                                             60%
        4 years but less than 5 years                                                                                                             80%
        5 years or more                                                                                                                                   100%

* The term “Vesting Service” is defined as the number of plan years in which the employee is compensated for at least 1,000 hours of work by the Company, in any capacity.

BURLINGTON NORTHERN SANTA FE
INVESTMENT AND RETIREMENT PLAN

Notes to Financial Statements (Continued)

Participant Loans

Participants may borrow from their accounts a minimum of $1 thousand up to a maximum equal to the lesser of $50 thousand or 50% of their vested account balance. Participants may have up to two loans outstanding at any time. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan accounts. Loan terms can be up to five years, or fifteen years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at the prime rate plus 1.00%. Interest rates on loans outstanding as of December 31, 2007 range from 5.00% to 10.50%. Principal and interest are paid ratably through payroll deductions for active employees.

Benefit Payments to Participants

Subject to certain Plan and IRC restrictions, a participant may, at any time, elect to withdraw all or a specified portion of the value of the participant’s account in the Plan, including vested Company matching contributions. Both the Plan and the IRC allow a participant who has not attained age 59 ½ to withdraw the participant’s pre-tax contributions only in the event of hardship (as defined in the Plan). Earnings on pre-tax contributions credited after December 31, 1988, are not available for withdrawal for hardship.

No distribution from the Plan, unless in the event of hardship, will be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary), becomes disabled or otherwise terminates employment with the Company.

Distributions generally occur or commence no later than as soon as reasonably practicable following the later of the time when a participant attains age 65 or terminates employment. A participant who terminated employment prior to age 65 will receive a distribution at age 65, but may request a distribution at any time prior to attainment of age 65. By law, a distribution of benefits must occur or commence no later than April 1 of the calendar year following the later of the year when a participant attains age 70 ½ or retires. In the event of the death of a participant, the participant’s account is distributed to his beneficiary. Immediate lump-sum distributions are required in the case of accounts valued at up to $5 thousand.  Effective March 28, 2006, mandatory lump-sum distributions which are greater than $1 thousand will be transferred to an individual retirement account for the benefit of the participant unless the participant elects to receive the distribution directly or roll-over the distribution into another eligible retirement plan.

Forfeited Accounts

The Plan provides for the forfeiture of nonvested Company matching contributions related to terminated employees. Forfeitures shall be used in the following order (as described by the Plan document):
-	First, to restore previously forfeited amounts of other participants who have resumed employment with the Company;
-	Second, to offset future Company matching contributions; and
-	Finally, to pay administrative expenses of the Plan.

Forfeitures used were $122 thousand in 2007.  At December 31, 2007 and 2006, unused forfeited balances totaled $4 thousand and $1 thousand, respectively.

Plan Amendment and Termination

The Plan may be amended at any time. No such amendment, however, may adversely affect the rights of participants in the Plan with respect to contributions made prior to the date of the amendment. Company matching contributions may be discontinued and participation by the Company in the Plan may be terminated at any time at the election of the Company. In the event the Plan is terminated, each participant shall receive the full amount of Plan assets in their respective accounts.

The Plan is subject to the provisions of ERISA applicable to defined contribution plans. The Plan provides for an individual account for each participating employee. Plan benefits are based solely on the amount contributed to the participating employee’s account plus any income, expenses, gains and losses attributed to such account. Consequently, Plan benefits are not insured by the Pension Benefit Guaranty Corporation pursuant to Title IV of ERISA.

BURLINGTON NORTHERN SANTA FE
INVESTMENT AND RETIREMENT PLAN

Notes to Financial Statements (Continued)

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of BNSF’s common stock allocated to the participant’s account.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States of America and with the requirements of ERISA, have been used consistently in the preparation of the Plan's financial statements:

Basis of Accounting

The financial statements of the Plan have been prepared under the accrual method of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined – Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate a permitted withdrawal transaction under the terms of the Plan. The Plan invests in investment contracts through the Master Trust. The Statements of Net Assets Available for Benefits present the fair value of the investment in the Master Trust as well as the adjustment of the investment in the Master Trust from fair value to contract value relating to investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan's investment in the Master Trust is stated at fair value.  The fair value of the Plan’s interest in the Master Trust is based on the specific interest that each Plan has in the underlying participant-directed investment options. The investments held by the Master Trust are valued as follows: (1) shares of mutual funds are valued at the net asset value of shares held at year end; (2) participant loans are valued at their outstanding balances, which approximate fair value; (3) common stock is valued at its year-end quoted market value determined from publicly stated price information; (4) the money market fund is stated at fair market value; (5) the fair value of the GIC is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations; (6) individual assets of the synthetic investment contract are valued at representative quoted market prices; and (7) the fair value of the wrap contract for the synthetic GIC is determined through the market value of the underlying assets plus or minus any adjustments estimated through a rebidding process.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded when earned.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income. Net appreciation in the fair value of investments consists of realized and unrealized gains and losses on investments.

BURLINGTON NORTHERN SANTA FE
INVESTMENT AND RETIREMENT PLAN

Notes to Financial Statements (Continued)

Risks and Uncertainties

The Plan provides for various investment options in a variety of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Plan’s financial statements.

Benefit Payments to Participants

Benefits are recorded when paid.

BURLINGTON NORTHERN SANTA FE
INVESTMENT AND RETIREMENT PLAN

Notes to Financial Statements (Continued)

NOTE 3 – INVESTMENT IN MASTER TRUST

Except for Plan loans, all of the Plan’s investments are in a Master Trust, which was established for the investment of assets of the Plan and of the Non-Salaried Plan of BNSF Railway.  Each participating retirement plan has an undivided interest in the Master Trust.  The assets of the Master Trust are held by the Trustee.  At December 31, 2007 and 2006, the Plan’s interest in the net assets of the Master Trust was approximately 45% and 47%, respectively.  The following table presents the fair values of investments in the Master Trust (in thousands):

	As of December 31,
	2007	2006
Investments, at fair value:
Money market fund	$39,937	$27,224
Investments in registered investment companies	1,484,212	1,314,893
BNSF Common stock	594,308	618,107
Traditional GICs	69,452	76,848
Synthetic GICs	359,790	310,451
	$2,547,699	$2,347,523

The following investments in the Master Trust represent 5% or more of net assets available for benefits: Vanguard 500 Index Fund Investor Shares, Vanguard Growth Index Fund Investor Shares, Vanguard International Growth Fund, Vanguard Wellington Fund Investor Shares, Vanguard Windsor II Fund Investor Shares and BNSF Common Stock Fund.

Investment income for the Master Trust was as follows (in thousands):

Year Ended December 31,
2007
Investment income:
Net appreciation in fair value of registered investment companies	$1,394
Interest and dividend income	115,697
Net appreciation in fair value of common stock	81,599
Dividend income, common stock	8,119
$206,809

One of the Master Trust’s investments is a stable-value fund, which invests in GICs, which are contracts between an issuer and the Plan that provide for guaranteed return on principal amounts invested over various periods of time.  GICs are valued at fair value and, as required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.

The fund also invests in synthetic GICs. A synthetic GIC is a wrap contract typically paired with an underlying single or multiple high quality fixed income investment, fixed income mutual funds, or with units of a collective trust bond portfolio. Both the wrap contracts and the underlying investments are owned by the Plan. Wrap contracts are issued by financial services institutions. A synthetic GIC credits a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration of the underlying investments of that contract through the calculation of an interest rate applicable to the contract on a prospective basis. The wrap contracts provide for a variable crediting rate, which typically resets quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

BURLINGTON NORTHERN SANTA FE
INVESTMENT AND RETIREMENT PLAN

Notes to Financial Statements (Continued)

The wrap contract crediting rate is typically based on the current yield-to-maturity of the covered investments, plus or minus an amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is affected by the change in the annual effective yield-to-maturity of the underlying securities, and is also affected by the differential between the contract value and the market value of the covered investments.  In addition, changes in duration from reset period to reset period can affect the crediting rate.

Certain events can limit the ability of the Plan to transact at contract value. Such events can include the following: (i) complete or partial Plan termination or merger with another plan; (ii) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Company or other Company events (e.g., divestitures or spin-off of a subsidiary) which cause a significant withdrawal from the Plan or; (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable.

Investment contracts generally impose conditions on the Plan.  If an event of default occurs and is not cured, the issuer may terminate the contract. These events may include: (i) a breach of material obligation under the contract; (ii) a material misrepresentation; or (iii) a material amendment to the Plan agreement that is not approved and accepted by the issuer. The Plan may terminate wrap contracts at any time with notice and subject to certain conditions. Other than for reasons of Plan default, wrap contract issuers may generally only terminate contracts upon the completion of certain contract requirements, such as completion of a specified period of time.

If, in the event of default of an issuer, the Plan were unable to obtain a replacement investment contract, withdrawing plans may experience losses if the value of the Plan's assets no longer covered by the contract is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan's exposure to such risk, but there is no assurance that the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value.  Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default, the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests.

As described in Note 2, because the investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

 Average yields for GICs and Synthetic GICs                                                                                                 2007     2006

 Based on actual earnings                                                                                                           4.74%          4.70%
                 Based on interest rate credited to participants                                                                                               4.61%          4.52%

Net assets, net investment income and gains and losses are allocated to participating plans based on number of units owned.

BURLINGTON NORTHERN SANTA FE
INVESTMENT AND RETIREMENT PLAN

Notes to Financial Statements (Continued)

NOTE 4 – RELATED PARTY TRANSACTIONS

Certain Plan investments held in the Master Trust are shares of mutual funds managed by the Trustee. The Plan also invests in the common stock of BNSF through the BNSF Common Stock Fund, which is also held in the Master Trust.  The Master Trust recorded purchases of $127 million and sales of $233 million of the Company’s stock during the year ended December 31, 2007.  Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Administrative expenses of the Plan, except for certain participant loan fees and Qualified Domestic Relations Order fees, are paid by the Company.  For the year ended December 31, 2007, BNSF paid $206 thousand in administrative expenses on behalf of the Plan.

NOTE 5 – INCOME TAX STATUS

The Internal Revenue Service determined and informed BNSF by letter dated August 19, 2003, that the Plan was qualified under IRC Section 401(a). The Plan has subsequently been amended and restated since receiving the determination letter.  However, the Plan Administrator and tax counsel believe the Plan is designed and is currently operating in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

In accordance with IRC Section 401(k), amounts deducted from participants’ salaries as before-tax contributions are not income taxable to the participants until withdrawn or distributed. After-tax contributions are not subject to taxation upon withdrawal.

NOTE 6 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The financial statements of the Plan, as prepared under accounting principles generally accepted in the United States of America, include distributions to participants as deductions when paid.  The Department of Labor requires participant loans that violate the IRC to be recorded as deemed distributions on the Form 5500, although the Plan still holds the participant loans as an investment.  Additionally, the Department of Labor requires net assets available for benefits to be reported at fair value on Form 5500.  Plan financial statements report net assets available for benefits at contract value.

The following is a reconciliation of net assets available for benefits from the financial statements to the Form 5500 (in thousands):

	December 31,
	2007	2006
Net assets available for benefits from the financial statements	$1,155,521	$1,115,164
Participant loans reduced by current year deemed distributions	(232)	(88)
Participant loans reduced by deemed distributions in prior years and currently outstanding	(670)	(690)
Adjustment from contract value to fair value for interest in BNSF 401(k) Plans Master Trust relating to fully benefit-responsive investment contracts	2,225	(2,539)
Net assets available for benefits from the Form 5500	$1,156,844	$1,111,847

BURLINGTON NORTHERN SANTA FE
INVESTMENT AND RETIREMENT PLAN

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

EIN 41-1804964
Attachment to Form 5500, Schedule H, Line 4i:			Plan # 002
(In thousands)

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

*	BNSF 401(k) Plans Master Trust	Investment in Master Trust	$ 1,138,626
*	Participant loans	Interest rates of 5.00% - 10.50% with maturities from one month to fifteen years	19,174
	Total assets held for investment purposes		$ 1,157,800

* Represents a party-in-interest, as defined by ERISA.

Column (d) is excluded from the presentation, as all investing activity is participant-directed; therefore, no disclosure of cost information is required.

 BURLINGTON NORTHERN SANTA FE
INVESTMENT AND RETIREMENT PLAN

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                        Burlington Northern Santa Fe Investment and
                                                                Retirement Plan

                        By:  /s/ Linda Longo-Kazanova
                                                            Vice President - Human Resources
                                                                                and Medical

Date: June 30, 2008

 BURLINGTON NORTHERN SANTA FE
INVESTMENT AND RETIREMENT PLAN

EXHIBITS
Exhibit No.
23.1	Consent of Whitley Penn LLP